2002 ANNUAL REPORT



Excellence
IN EXECUTION
OUR GLOBAL EDGE

Stepan

STOCK INFORMATION

(New York Stock Exchange, symbol SCL)

		2002		2001
Stock price range	$	23.55–29.21	$	17.80–26.38
Dividend (Common)	$	0.7375	$	0.7075
Dividend (Preferred)	$	1.375	$	1.375
Earnings per diluted share	$	2.05	$	1.65
Return on equity		13%		11%
Book value	$	16.64	$	16.27
Shares outstanding		8,880,735		8,821,771

Net Income Per
Diluted Common Share
(Dollars)



1.86
2.21
2.21
1.53
1.65
2.05
97
98
99
00
01
02

Compound Annual Growth
Five Years +2%

Dividends
Per Common Share
(Dollars)



0.5125
0.5625
0.6125
0.6625
0.7075
0.7375
97
98
99
00
01
02

Compound Annual Growth
Five Years +8%

Equity Per Share
(Dollars)



13.01
14.23
15.35
15.69
16.27
16.64
97
98
99
00
01
02

Compound Annual Growth
Five Years +5%

Net Income
(Dollars in thousands)



20,410
23,650
22,725
15,052
16,072
20,129
97
98
99
00
01
02

Compound Annual Growth
Five Years 0%

Net Sales
(Dollars in thousands)



605,574
635,756
694,659
698,937
711,517
748,539
97
98
99
00
01
02

Compound Annual Growth
Five Years +4%

Segment Sales
(Dollars in thousands)



19,236
19,678
20,526
21,145
24,868
24,771
475,585 110,753
493,930 122,148
547,359 126,774
537,006 140,786
558,927 127,722
599,436 124,332
97
98
99
00
01
02

○ *Specialty Products*
○ *Polymers*
○ *Surfactants*

Capital Expenditures
(Dollars in thousands)



35,589
44,056
32,697
28,442
34,014
36,135
97
98
99
00
01
02

Compound Annual Growth
Five Years 0%

SURFACTANTS

A surfactant is a surface active agent that changes a liquid's surface tension. Surfactants are the basic cleaning agent in consumer and industrial cleaning products such as detergents for washing clothes, dishes, carpets, floors, walls, as well as shampoos, lotions, toothpastes and cosmetics. Other applications include fabric softeners, lubricating ingredients, emulsifiers for spreading agricultural products, and industrial applications such as latex systems, plastics and composites.

Total surfactant sales represented 80 percent of Stepan's 2002 sales or $599,436,000 versus $558,927,000 in 2001.

Domestic surfactant operations, representing 68 percent of surfactant sales, recognized a $2.3 million, or one percent, increase in sales due to a more favorable sales mix of higher value products. Foreign operations, representing 32 percent of surfactant sales, reported a $38.2 million, or 25 percent, increase in net sales due to a 34 percent increase in sales volume, which includes the prior year acquisition of Stepan United Kingdom. Operations in Europe contributed higher net sales due to higher volume, while Latin American sales volume declined slightly.

POLYMERS

The polymer product group includes phthalic anhydride, polyurethane polyols, and polyurethane systems. Phthalic anhydride is used in polyester resins, alkyd resins, and plasticizers for applications in construction materials and components of automotive, boating, and other consumer products. Polyurethane polyols and polyurethane systems are used in the manufacture of rigid foam for the construction industry. These products provide thermal insulation and are sold primarily to the construction and appliance markets. Stepan's polyols are also a base raw material for coatings, adhesives, sealants and elastomers.

Global polymer sales represent 17 percent of 2002 sales, or $124,332,000 versus $127,722,000 in 2001, a decline of three percent. Phthalic anhydride sales, accounting for 30 percent of polymer sales, increased 12 percent due to higher volume. Polyurethane polyols, representing 58 percent of polymer sales, experienced a five percent decline in net sales due to lower sales volumes. Polyurethane systems, representing 12 percent of polymer sales, decreased 21 percent due to lower sales volume.

SPECIALTY PRODUCTS

Specialty products include flavors and emulsifiers and solubilizers used in the food and pharmaceutical industry. Sales for specialty products for 2002 were $24,771,000 versus $24,868,000 for 2001. Specialty products represent three percent of net sales.

PRODUCTION FACILITIES

Anaheim, California
Bauan, Batangas, Philippines (joint venture)
Fieldsboro, New Jersey
Longford Mills, Ontario, Canada
Manizales, Colombia
Matamoros, Mexico
Maywood, New Jersey
Millsdale (Joliet), Illinois
Stalybridge, United Kingdom
Voreppe (Grenoble), France
Wesseling (Cologne), Germany
Winder, Georgia

Stepan is a leading merchant producer

of surfactants, which are the key ingredients in consumer and industrial cleaning compounds. Manufacturers of detergents, shampoos, lotions, toothpastes and cosmetics depend on surfactants to achieve the foaming and cleaning qualities of their products. Other applications include lubricating ingredients and emulsifiers for spreading of agricultural products. Stepan also produces fabric softeners and germicidal quaternary compounds. Stepan produces other specialty products which are often custom-made to meet individual needs. These include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industries. The company is also a principal supplier of phthalic anhydride, a commodity chemical intermediate which is used in polyester resins, alkyd resins and plasticizers. Polyurethane polyols and foam systems sold by the company are used in the thermal insulation market primarily by the construction and refrigeration industries. Headquartered in Northfield, Illinois, Stepan utilizes a network of modern production facilities located in North and South America, Europe and the Philippines.

OUR PATH TO FUTURE GROWTH

Research and Development

Develop a continuous stream of higher value-added product applications; improve existing processes; and develop new processes for known products.

Acquisitions

Strategic acquisitions to complement existing product lines in surfactants, polyols and urethane systems.

Globalization

Establish manufacturing locations, sales offices and product development laboratories to supply Stepan's customers in their global expansion.

Strategic Alliances

Leverage Stepan's core technologies in world markets with joint ventures where it adds know-how, technology, capital and customers to complement resources of local partners with raw materials, plant sites and regional knowledge.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(In thousands, except per share and stockholder amounts)	*2002*	*2001*	*% Change (2002 vs. 2001)*	*2000*	*% Change (2001 vs. 2000)*
Net sales	**$ 748,539**	$ 711,517	+ 5	$ 698,937	+ 2
Net income	**20,129**	16,072	+ 25	15,052	+ 7
Per diluted share	**2.05**	1.65	+ 24	1.53	+ 8
Percent of net sales	**2.7%**	2.3%	+ 17	2.2%	+ 5
Percent return on average equity	**12.9%**	10.6%	+ 22	10.0%	+ 6
Depreciation and amortization	**40,117**	39,972	—	39,277	+ 2
Capital expenditures	**36,135**	34,014	+ 6	28,442	+ 20
Dividends per common share	**73.75¢**	70.75¢	+ 4	66.25¢	+ 7
Working capital	**80,095**	72,628	+ 10	68,008	+ 7
Current ratio	**1.8**	1.7	+ 6	1.7	—
Long-term debt, less current maturities	**104,304**	109,588	– 5	96,466	+ 14
Stockholders' equity	**158,829**	154,351	+ 3	149,059	+ 4
Stockholders' equity per share	**16.64**	16.27	+ 2	15.69	+ 4
Average common shares outstanding	**8,861**	8,837	—	8,948	– 1
Number of stockholders	**1,442**	1,279	+ 13	1,357	– 6

2002 Product Line Sales
(Dollars in thousands)



- Surfactants $599,436
- Polymers $124,332
- Specialty Products $24,771

2002 Global Sales
(Dollars in thousands)



- United States $546,647
- Others $201,892

2002 Long Lived Assets
(Dollars in thousands)



- United States $159,880
- Others $51,170

2002 Sales Dollar Distribution
(Dollars in thousands)



- Material $452,593 60.5%
- Others Expenses $113,758 15.2%
- Payroll and Fringes $111,803 14.9%
- Depreciation and Amortization $40,117 5.4%
- Income Taxes $10,139 1.3%
- Net Income $20,129 2.7%

Information in this annual report contains forward looking statements which are not historical facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limiting, cash flow, prospects for our foreign operations, and certain global and regional economic conditions and probability of future acquisitions and new products, and factors detailed in the Company's Securities and Exchange Commission filings.

Fellow Shareholders: While 2002 was

another challenging year for our industry, we are pleased to report that Stepan achieved a solid performance despite difficult economic conditions. Our ability to stay focused and execute our strategies is what gives Stepan its competitive edge.

Net income in 2002 improved significantly to $20.1 million, up from $16.1 million in 2001. This increase resulted from the successful integration of our U.K. acquisition and the recovery of margins in both our surfactants and polymers businesses. Raw material costs declined after several years of steady increases. Net sales rose five percent to $748.5 million, up from $711.5 million last year. We also continued to achieve stable, healthy cash flow from operations, one of Stepan's traditional strengths.

Surfactant earnings rose for the year on higher earnings and volume in Europe and improved margins in North America resulting from lower raw materials costs. Surfactant sales, however, were hurt by the sluggish economy, particularly for the higher value added surfactants used in industrial applications. Also, as we expected, two surfactant customers in North America moved ahead with their backward integration plans in 2002, but at a slower pace than originally projected. We continue our efforts to replace this lost business.

Polymers earnings rose for the year as sales volumes for phthalic anhydride (PA) rebounded from last year's low levels. Polyurethane polyols generated higher earnings on a partial recovery of margins resulting from an improvement in raw material costs. Polyurethane systems posted lower earnings on lower sales volumes. Due to a modification of EPA regulations, the anticipated shift by customers to our next generation of non ozone depleting polyurethane systems is moving more slowly than expected.

Earnings for specialty products declined on flat sales volumes and a less favorable sales mix.

During 2002, we continued to strengthen our ability to respond to our customers as they move to global sourcing and supplier consolidation. The addition of Stepan U.K. in late 2001 nearly doubled our business in Europe and is meeting our expectations. We added to our European capabilities with two smaller, but complementary, acquisitions in 2002. In March we acquired Degussa's line of biocidal surfactants in Italy and in November we acquired the biocides and specialty surfactant product lines from Pentagon Chemical Specialties in the U.K. There were no manufacturing sites included in either of these acquisitions.

We are pleased that our operations in Germany generated a small profit in 2002, our first since we acquired the Wesseling



F. Quinn Stepan
Chairman and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer



BOARD OF DIRECTORS
Thomas F. Grojean, F. Quinn Stepan, Robert G. Potter, F. Quinn Stepan, Jr., Robert D. Cadieux, Paul H. Stepan

plant in 1996. We generated a more favorable product mix by adding higher margin specialty surfactants used in emulsion polymerization and concrete additives. In addition, we are constructing a facility for our Polymer Group at this site that will allow us to manufacture polyester polyols. This plant will supply the European market and export to selected markets, where costs are more advantageous than shipping from Illinois. It is expected this new plant will commence operations mid-year and have a capacity of 30,000 tons.

Performance in Mexico and Colombia also improved, resulting from a higher margin product mix. Income from our Philippines joint venture also rose to a record level due to payment of royalties and our share of operating income.

Another major accomplishment this year was the successful implementation of Stepan One, the most ambitious and far-reaching business information project in the Company's history. Through this $23 million investment, we changed the way Stepan does business. Stepan One enables our employees to access, input and use information throughout North America in a seamless, real time environment. As a result, we can now provide more accurate information and better service to our customers. We are grateful to the many Stepan employees who made this system a success.

In today's environment, it is critically important to constantly look inward to find new ways to take costs out of our operations in order to remain competitive. In 2002, we are pleased to report that our manufacturing team achieved more than $4 million in cost savings as a result of process improvements initiated and executed by our work groups. Our Quality Process continues to generate great benefits for our Company.

Stepan strengthened its balance sheet and increased its financial flexibility and liquidity in 2002. The Company secured $30 million of new long-term debt in the third quarter and used the proceeds to pay down revolving bank debt. Stepan continues to maintain its BBB+ credit rating.

In May, on the recommendation of our Audit Committee, Stepan's Board of Directors appointed Deloitte & Touche LLP as the independent auditing firm for the Company and its subsidiaries for fiscal year 2002, replacing Arthur Andersen LLP.

In November 2002, the Board of Directors declared a 4.1 percent increase in the quarterly cash dividend on our common stock. This brings the annual dividend to $0.76 per share, and marks the thirty-fifth consecutive year in which we raised the dividend on our common stock.

During 2002, two of our senior officers, who have been instrumental in building our Company over the past years, retired.

James Hartlage, who had served as a key member of our management team since 1977 and as a member of our Board of Directors since 1984, retired as senior vice president, technology and operations. Jim was a talented and skilled researcher for the Company whose leadership was instrumental in building Stepan's capabilities in surfactant and urethane chemistries to a world-class level. We thank him for his many contributions over the years to the Company and the Board.

Walter Klein, vice president, finance, retired after 20 years with Stepan. Wally's financial expertise, wise counsel, level headedness and management expertise were deeply appreciated. Wally represented Stepan to the outside financial community and was greatly respected. In February 2002, James Hurlbutt, a 20-year Stepan veteran, was named vice president and corporate controller.

We are pleased that Stephen D. Newlin joined our Board of Directors in February of 2003. Steve was president and chief operating officer and a director of Nalco Chemical Company (now Ondeo Nalco) and brings 20 years of experience in the global chemical industry to Stepan's Board. We look forward to his contributions to our Company as we strive to build a successful global enterprise.

Looking ahead, we expect the environment for our industry — and for the world economy in general — to continue to be challenging in 2003. We believe that the key to our performance is excellent execution in all we do as a Company. On a day-to-day basis, execution is accomplished through the strengths of our empowered workforce and our management team. These strengths are basic to building our business and are the reasons we are optimistic about our future.

We thank you, our shareholders, customers, and fellow employees, for your continued support. We look forward to further growth and improved performance in 2003.

F. Quinn Stepan
Chairman of the Board and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer



The past several years have been challenging

for the chemical industry. Excess capacity and pressure on margins have driven consolidation within the chemical industry. Customers are also changing — from realigning their business strategies to consolidating their operations and their supplier base to create greater efficiencies.

These changing market dynamics have yielded challenges, as well as opportunities, for Stepan. Our traditional customers are moving toward global sourcing with fewer suppliers. They want to streamline their supply chains and achieve procurement efficiencies on a worldwide basis.

Stepan has always been driven by the changing needs of our customers — and we've responded to this new challenge by greatly enhancing our ability to operate on a global basis. Through acquisitions and targeted capital investments we're achieving our strategy to be a global supplier to our customers.

It is this ability to *execute* — particularly in a tough competitive environment — that is the true test of a company. This past year, Stepan proved that we know how to execute well in challenging times. We stuck to the basics where we know we can deliver. We capitalized on the right opportunities. And we proved that we excel when focused on our customers' needs.

This section highlights some of the ways we're meeting the challenge of executing for results in the global arena.

EXECUTING ON A GLOBAL SCALE:

Meeting Customer Needs Worldwide

While Stepan has long been a leading producer in North America, it is clear that markets outside the U.S. provide significant growth opportunities for the company in the years ahead.

Europe, in particular, is a major focus for market share growth for both surfactants and polymers. Many of the key customers we serve in North America have operations, or are headquartered, in Europe. There are also many regional and local companies throughout Europe that produce store-brand, or private label, products that are potential customers for Stepan.

A key element in our strategy is to build a local presence in the markets we want to serve. One way we're accomplishing this is through target acquisitions such as Stepan U.K. That acquisition, which was successfully integrated into our European operations in 2002, provides us with critical mass, wider geographic coverage and access to a broader product portfolio that enables us to better serve customers' growing requirements throughout Europe. The two biocidal product line acquisitions in Europe from Degussa Italy and Pentagon Chemical Specialties further broaden our market coverage. We will continue to look for strategic acquisitions that enhance our capabilities today and serve as the foundation for future profitable growth.

Another market in which Stepan can grow surfactant sales is Asia. While most of the market today is for basic cleaning products, the demand for premium products, such as fabric softeners, creams and lotions, exists and is growing rapidly. Our strategy is to build on our core business in the Philippines and look for additional expansion opportunities in the region.


10110111000
10110110110

We also are implementing strategies to grow our polymers business worldwide. While we have been successfully supplying customer requirements internationally from third party toll producers or our plant in Millsdale, Illinois, our goal is to build a presence where our customers are located. Today, that is increasingly outside of North America.

Stepan is currently constructing a new polyol plant at our existing surfactant site at Wesseling, Germany, which should be on stream during mid-2003. This new plant will provide 30,000 tons of product annually for the European market. The Wesseling plant is Stepan's first polymer production facility outside of the U.S. With its central European location, the plant is close to most of our customers and will allow Stepan to efficiently meet the growing demand for aromatic polyester polyol products in Europe and appropriate export markets. We expect to see significant contributions in both sales volumes and earnings once the plant is operational, helping to solidify our European market position.

Our approach to global business is consistent with the approach that has served Stepan well throughout its history. Take a long term view; focus on what we're good at; and approach the markets with discipline. For Stepan, that's the key to executing on a global basis.

EXECUTING THROUGH TECHNOLOGY TRANSFER:

Seizing Opportunity in the Fabric Softener Market

Stepan's response to recent developments in the worldwide fabric softener market is a good example of how we're leveraging our technology leadership and our network of facilities around the world to capitalize on a growing market opportunity.

Stepan has supplied the European market with biodegradable esterquats for use in the manufacture of fabric softeners since the early 1980s. This technology originated in the United States and was transferred to Stepan Europe in 1979. Stepan Europe refined the transferred technology and built a very strong market position for esterquats.

To meet growing global demand for esterquats, we are expanding our capabilities worldwide. During 2002, we built additional capacity in our plants in Voreppe (France), Matamoros (Mexico), Stalybridge (U.K.), and Millsdale, Illinois. We will increase production in our Winder, Georgia, plant during 2003.

What's making it possible for Stepan to respond to opportunities so quickly is our ability to effect technology transfer from one company location to another. This core strength is rooted in our long-standing commitment to participative work processes. We are pleased with how effectively the process is working. Our skill at technology transfer ensures that our customers benefit from the collective knowledge and experience base of all of Stepan's talented people.

EMPOWERING OUR WORKFORCE:

The Key to Effective Execution

People are fundamental to a company's ability to execute. Nowhere is that more true than at Stepan. We don't have unlimited resources to achieve the outreach and presence critical to our globalization strategy. It is only, therefore, with the combined efforts of the entire Stepan team working together with a single vision to meet customers' expectations that we can effectively compete on a global scale. We are making this happen!

This customer-centric thinking is behind Stepan's ongoing commitment to quality improvement in our manufacturing processes. As part of our continuous improvement philosophy, we are constantly "raising the bar" for our performance. We are very proud that during 2002, Stepan's manufacturing team achieved its best year ever in safety by every metric we use. We also had a stellar year in terms of process improvement. 2002 was the single best year in our Company's history in getting more out of existing assets — more than $4 million in cost savings.

As part of the overall integration of the Stepan U.K. acquisition during 2002, the plant workforce also adopted the principles of the Stepan Quality Process. It is now routine at Stalybridge, as at other Stepan locations, for groups of managers and workers to get together to solve problems. Everyone has been empowered through our participative work group activities, and they have accepted the responsibility and accountability that accompanies that empowerment.



Our successful implementation this year of Stepan One, the Company's most far-reaching information management project ever, is also a major accomplishment that will improve and streamline our business practices. With a team of nearly 80 people, including both dedicated Stepan employees and outside consultants, we successfully rolled out the new system throughout its operations in Canada, the United States and Mexico during 2002. Employees were asked to literally learn a whole new way of doing tasks that had become routine after years of practice. It is testament to our people's hard work, flexibility and willingness to improve that the rollout has been implemented so successfully.

To ensure that we continue to realize the benefits of the new system, we've created the Stepan One Performance Team, consisting of 25 people, 13 of whom are dedicated full-time to this project. The goal of the team is to harvest value from the system through process improvements, efficiencies and improved decision-making information.

While our focus during 2002 has been on North American implementation of Stepan One, our goal is to eventually bring all of Stepan's worldwide operations into the system. We are exploring possible implementation in the U.K. in 2003.

It is the commitment of our people, and their ability to build and nurture relationships with our customers, that gives Stepan the ability to compete on a worldwide basis. The quality of our people, and their ability to execute to meet customer needs, is truly our global edge.

FIVE YEAR SUMMARY

(In thousands, except per share and employee data)	*2002*	*2001*	*2000*	*1999*	*1998*
For the Year					
Net Sales	**$748,539**	$711,517	$698,937	$694,659	$635,756
Operating Income	**33,930**	30,832	31,358	42,022	45,088
Percent of Net Sales	**4.5%**	4.3%	4.5%	6.0%	7.1%
Pre-tax Income	**30,268**	25,798	24,475	35,768	39,090
Percent of Net Sales	**4.0%**	3.6%	3.5%	5.1%	6.1%
Provision for Income Taxes	**10,139**	9,726	9,423	13,043	15,440
Net Income	**20,129**	16,072	15,052	22,725	23,650
Per Diluted Share [a]	**2.05**	1.65	1.53	2.21	2.21
Percent of Net Sales	**2.7%**	2.3%	2.2%	3.3%	3.7%
Percent to Stockholders' Equity [b]	**12.9%**	10.6%	10.0%	15.4%	16.8%
Cash Dividends Paid	**7,339**	7,056	6,730	6,505	5,430
Per Common Share	**0.7375**	0.7075	0.6625	0.6125	0.5625
Depreciation and Amortization	**40,117**	39,972	39,277	39,452	37,347
Capital Expenditures	**36,135**	34,014	28,442	32,697	44,056
Weighted-average Common Shares Outstanding	**8,861**	8,837	8,948	9,232	9,499
As of Year End					
Working Capital	**$ 80,095**	$ 72,628	$ 68,008	$ 66,331	$ 59,774
Current Ratio	**1.8**	1.7	1.7	1.7	1.7
Property, Plant and Equipment, net	**211,050**	211,433	198,147	208,481	214,096
Total Assets	**439,667**	438,755	417,592	418,762	408,919
Long-term Debt, less current maturities	**104,304**	109,588	96,466	107,420	107,708
Stockholders' Equity	**158,829**	154,351	149,059	150,906	143,631
Per share [c]	**16.64**	16.27	15.69	15.35	14.23
Number of Employees	**1,529**	1,491	1,387	1,365	1,372

(a) Based on weighted-average number of common shares outstanding during the year.
(b) Based on average equity.
(c) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with auditing standards generally accepted in the United States of America. Copies of the full consolidated financial statements and of the independent auditors' report that expressed an unqualified opinion (dated February 10, 2003) are included in the Company's 2002 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, which is available on request.



LAUNDRY & CLEANING

All purpose cleaners ‖ Bathroom cleaners ‖ Carpet steam extraction ‖ Carpet shampoos ‖ Car wash detergents Car wash spray wax emulsifiers ‖ Cooling tower biocides ‖ Dishwashing detergents ‖ Disinfectants and sanitizers ‖ Drain cleaners ‖ Dry cleaning detergents ‖ Fabric softener dryer sheets ‖ Fine fabric washes ‖ General disinfectants ‖ Hand and dish disinfection ‖ Hard surface cleaners ‖ Hard surface disinfection for food preparation areas ‖ Hospital disinfectants and sanitizers ‖ Industrial floor cleaners ‖ Industrial food processing disinfection ‖ Laundry, commercial and textile softeners ‖ Laundry detergents ‖ Laundry pre-spotters ‖ Laundry sanitization ‖ Metal cleaning emulsifiers ‖ Rug shampoos ‖ Sanitizers ‖ Sanitization and deodorization of bath and laundry areas ‖ Solvent degreasers ‖ Swimming pool and hot tub algicides, slimicides and fungicides ‖ Upholstery shampoos ‖ Window cleaners

PERSONAL CARE

After-shave lotions ‖ Anti-bacterial handsoaps ‖ Anti-dandruff shampoos ‖ Anti-perspirants ‖ Baby shampoos Bar soaps ‖ Bath oils ‖ Bath products ‖ Bubble baths ‖ Cleansing creams ‖ Combo bars ‖ Conditioning shampoos Dentifrices ‖ Deodorants ‖ Facial preparations ‖ Glosses ‖ Hair conditioners ‖ Hair rinses ‖ Leave-on conditioners Lipsticks ‖ Liquid hand soaps ‖ Make-up preparations ‖ Medicated ointments ‖ Moisturizers ‖ Mousses ‖ Ointments Personal care cleansing preparations ‖ Powdered bubble baths ‖ Pre-shave lotions ‖ Shampoos ‖ Shaving creams Skin creams ‖ Skin lotions ‖ Sunscreen products ‖ Suppositories ‖ Styling aids ‖ Syndet bars



POLYMERS

APPLIANCES: Refrigerators, freezers, water heaters | AUTOMOTIVE: Upholstery, interior trim, crash pads, floor mats, hoses, refrigerated trailer insulation, RV panels | BATH FIXTURES: Bathtubs, shower stalls, lavatories, spas, laundry tubs, tub and spa insulation | CONSTRUCTION: Resilient floors, wall coverings, pool liners, FRP panels, swimming pools, concrete forming pans, gutter/downspouts, cooling towers, mobile homes, rigid insulation, insulated pipes | ELASTOMERS: Thermobreaks for metal thresholds and windows, engineering plastics | ELECTRICAL: Wire and cable insulation, electrical tape, transmission hardware, circuit boards, switchgear housing, potting compounds | FURNITURE: Adhesives, flexible cushions | HOUSEHOLD GOODS: Footware, toys, luggage, bookbindings, garden hoses, outerware, tablecloths, shower curtains, upholstery | INSULATIONS: Residential sheathing, commercial/industrial roofing, building panels, spray applied polyurethane foam insulation, decorative molded parts and displays | MARINE: Boat hulls, deck hardware, floatation, motor covers, mooring buoys | MEDICAL: IV bags, medical tubing, prostheses, implants, pharmaceutical coatings | MILITARY/AEROSPACE: Encapsulation, electrical potting, cavity fill, cryogenic insulation, floatation | PACKAGING: Meat and produce film, bottles and containers, packaging foam | PAINTS/COATING: Industrial and residential paints, polyurethane coatings, traffic paints | RECREATION: Picnic cooler insulation, bowling balls, sporting equipment, taxidermy | SEALANTS: Expanding sealants in a can, two-component polyurethanes

FOOD INGREDIENTS & INDUSTRIAL SURFACTANTS

Adhesives | Architectural coatings | Carpet backing | Caulk | Concrete | Drawing and forming compounds Drilling foamers | Drywall joint compound | Dust control foam | Engine lubricants | Firefighting foam Flavors | Foam markers | Fruit coatings | Gypsum board | Herbicides, fungicides, insecticides | Industrial paints Inks | Landfill cover | Leather finishes | Non-woven binders | Nutritional beverages | Oil emulsifiers | Oil well bactericides | Oil well corrosion inhibitors | Packaging | Paper coatings | Paper de-inking | Pharmaceuticals Pesticide adjuvants | Pigments | Plastics | Salad dressings | Sealants | Scouring, levelling, coupling, wetting, bleaching and dyeing assistants | Sports bars | Textile coatings | Textile lubricants | Vinyl flooring

QUARTERLY FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Quarter	*First*	*Second*	*Third*	*Fourth*	*Year*
2002					
Net Sales	**$181,156**	**$188,795**	**$193,344**	**$185,244**	**$748,539**
Gross Profit	**28,969**	**35,233**	**31,065**	**27,259**	**122,526**
Interest, net	**(1,790)**	**(1,707)**	**(1,743)**	**(1,999)**	**(7,239)**
Pre-tax Income	**6,146**	**12,794**	**8,293**	**3,035**	**30,268**
Net Income	**3,810**	**8,217**	**5,675**	**2,427**	**20,129**
Net Income per Diluted Share	**0.39**	**0.84**	**0.58**	**0.25**	**2.05**
2001					
Net Sales	$176,857	$182,767	$173,829	$178,064	$711,517
Gross Profit	25,901	29,701	26,483	25,144	107,229
Interest, net	(1,905)	(1,757)	(1,713)	(1,528)	(6,903)
Pre-tax Income / (Loss)	6,136	8,818	11,205	(361)	25,798
Net Income	3,710	5,427	6,846	89	16,072
Net Income/(Loss) per Diluted Share	0.38	0.56	0.70	(0.01)	1.65

Quarterly Stock Data

	Stock Price Range Per Share				*Dividends Paid Per Common Share*	
Quarter	*2002 High*	*2002 Low*	*2001 High*	*2001 Low*	*2002*	*2001*
First	**$26.85**	**$23.55**	$24.75	$22.35	**18.25¢**	17.50¢
Second	**$28.35**	**$25.62**	$26.20	$23.10	**18.25¢**	17.50¢
Third	**$29.21**	**$24.65**	$26.38	$17.98	**18.25¢**	17.50¢
Fourth	**$28.40**	**$24.73**	$24.40	$17.80	**19.00¢**	18.25¢
Year	**$29.21**	**$23.55**	$26.38	$17.80	**73.75¢**	70.75¢

OFFICERS

F. Quinn Stepan
Chairman and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer

F. Samuel Eberts III
Vice President, General Counsel and Secretary

James A. Hartlage, Ph.D.
Senior Vice President, Technology and Operations (retired 7/31/02)

James E. Hurlbutt
Vice President and Corporate Controller

John V. Venegoni
Vice President and General Manager, Surfactants

Robert J. Wood
Vice President and General Manager, Polymers

Anthony J. Zoglio
Vice President, Manufacturing and Engineering

Kathleen M. Owens
Assistant General Counsel and Assistant Secretary

BOARD OF DIRECTORS

Robert D. Cadieux
Former President and Chief Executive Officer, Air Liquide America Corp., a manufacturer of industrial gases, Walnut Creek, California

Thomas F. Grojean
Chairman and Chief Executive Officer, Grojean Transporation Inc., a nationwide truckload freight carrier, Eagan, Minnesota

James A. Hartlage, Ph.D.
Senior Vice President, Technology and Operations (retired 12/31/02)

Stephen D. Newlin
Former President and Chief Operating Officer, Nalco Chemical Company, a manufacturer of specialty chemicals, Naperville, Illinois (elected 2/11/03)

Robert G. Potter
Former Chairman and Chief Executive Officer, Solutia Inc., a manufacturer of performance chemicals and specialty chemicals, St. Louis, Missouri

F. Quinn Stepan
Chairman and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer

Paul H. Stepan
Chairman, SA Inc., a real estate development firm, Chicago, Illinois

DEPARTMENTAL VICE PRESIDENTS

International
Edward H. Buening
Vice President, Europe

Logistics
James S. Pall
Vice President, Logistics

Surfactants
Gilbert B. Eshoo
Vice President, General Surfactants

Matthew I. Levinson
Vice President, Product Development — Surfactants

Gregory Servatius
Vice President, Surfactant Sales

CORPORATE INFORMATION

Counsel
Mayer, Brown, Rowe & Maw
Chicago, Illinois

Auditors
Deloitte & Touche LLP
Chicago, Illinois

Transfer Agent and Registrar
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
312-588-4991 fax 312-293-4943
Contact the Registrar and Transfer Agent concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.

Stock Listing
New York Stock Exchange
(SCL) and (SCLPR)

Chicago Stock Exchange
(SCL) and (SCLPR)

Investor Relations
James E. Hurlbutt
847-501-2164

Form 10-K
Copies of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the Company or may be obtained on our Web site at www.stepan.com

Annual Meeting
The 2003 Annual Meeting for the Stockholders of the Company will be held at 9:00 a.m., Tuesday, April 29, 2003, at the Company's headquarters in Northfield, Illinois.

Stepan

Northfield, Illinois 60093
847.446.7500 www.stepan.com

Stepan Company, Northfield, Illinois 60093 847-446-7500 www.stepan.com